UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-40811

SOAR TECHNOLOGY ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

228 Park Avenue S PMB 74335 New York, New York 10003 (212) 503-2855
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant

Class A ordinary shares, par value $0.0001 per share

Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, SOAR Technology Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: January 5, 2023

SOAR TECHNOLOGY ACQUISITION CORP.

By:	/s/ Vicky Bathija
Name:	Vicky Bathija
Title:	Executive Vice President and Chief Financial Officer